Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-214259

Supplementing the Preliminary Prospectus

Supplement dated October 26, 2016 and the

Prospectus dated October 26, 2016

Pricing Term Sheet dated October 26, 2016

HELIX ENERGY SOLUTIONS GROUP, INC.

$125 MILLION 4.25% CONVERTIBLE

SENIOR NOTES DUE 2022

Summary of Terms for Issuance

Issuer:	Helix Energy Solutions Group, Inc.

Security:	4.25% Convertible Senior Notes due 2022.

Trading Symbol of Common Stock:	The issuer’s common stock is listed on the NYSE under the symbol “HLX.”

Principal Amount:	$125 million.

Issue Price:	100% plus accrued interest, if any, from November 1, 2016.

Net Proceeds to Issuer:	$122.2 million, before expenses.

Use of Proceeds:	The issuer estimates that its net proceeds from the sale of the notes will be approximately $121.5 million after deducting the underwriting fees and all estimated offering expenses that are payable by the issuer. The issuer intends to use the net proceeds from the sale of the notes, as well as cash on hand, to repurchase and retire $125 million of its existing $185 million principal amount of 3.25% Convertible Senior Notes due 2032 (“3.25% Convertible Senior Notes”), in separate, privately negotiated transactions.

Ranking:	The notes will be the issuer’s senior unsecured obligations and will rank equally with all of its existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of the issuer’s existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of its subsidiaries, including trade payables.

Trade Date:	October 27, 2016.

Settlement Date:	November 1, 2016 (T+3).

Maturity Date:	May 1, 2022, unless earlier redeemed, repurchased or converted.

Interest Rate:	4.25% per annum.

NYSE Last Reported Sale Price on October 26, 2016:	$9.75.

Premium:	42.50% above the NYSE Last Reported Sale Price on October 26, 2016.

Initial Conversion Price:	Approximately $13.89 per share of HLX common stock.

Initial Conversion Rate:	71.9748 shares of HLX common stock per $1,000 principal amount.

Interest Payment Dates:	Semi-annually in arrears on May 1and November 1 of each year, starting on May 1, 2017.

Conversion Rights:

Holders may convert their notes at their option prior to February 1, 2022 only under the following circumstances:

•    during any calendar quarter after the calendar quarter ending December 31, 2016, if the closing sale price of the issuer’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days (whether or not consecutive) ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price (the “conversion trigger price”) in effect on the last trading day of the immediately preceding calendar quarter;

•    during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each trading day in that note measurement period was equal to or less than 97% of the conversion value of the notes on such trading day;

•    if the issuer has called the notes for redemption and the redemption has not yet occurred; and

•    if the issuer makes certain distributions on shares of its common stock or engages in certain specified corporate transactions (see below).

In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, February 1, 2022 to, and including, the business day immediately preceding the maturity date.

Optional Redemption:	Prior to November 1, 2019, the notes will not be redeemable. On or after November 1, 2019, the issuer may, at its option, upon at least 30 days’ notice, redeem some or all of the notes, if the closing sale price of its common stock has been at least 130% of the conversion price then in effect on (x) the trading day immediately preceding the date on which the issuer provides a redemption notice and (y) for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the issuer provides such redemption notice. The redemption price shall be payable in cash and shall be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, and the make-whole premium. The issuer must make these make-whole premium payments on all notes called for redemption prior to May 1, 2022, including notes subject to redemption that are converted after the date it delivered the notice of redemption.

The “make-whole premium” means, in respect of any notes called for redemption, the amount equal to the present value of the remaining scheduled payments of interest that would have been made on such notes to be redeemed had such notes remained outstanding from the relevant redemption date to May 1, 2022 (excluding interest accrued to, but excluding, such redemption date), with such present value of the remaining interest payments computed using a discount rate per annum equal to the reference discount rate plus 50 basis points.

The “reference discount rate” means, in respect of any make-whole premium, the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date for the relevant conversion price trigger redemption to the maturity date; provided, however, that if the period from such redemption date to the maturity date is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Repurchase by the Issuer at the Holder’s Option Upon a Fundamental Change:	Holders may require the issuer to repurchase in cash some or all of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest at any time prior to the notes’ maturity following a fundamental change, as further described in the prospectus supplement.

Make-Whole Shares Under Certain Circumstances:	The issuer will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the effective date of certain transactions (a “make-whole fundamental change”) to, and including, the 30th business day after the actual effective date of the make-whole fundamental change, according to the following table:

Stock Price

Effective Date	$9.75	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00
November 1, 2016	30.5887	29.2110	24.4927	20.7758	17.8054	15.4007	13.4320	9.8549	7.5235	5.9373	4.8180	4.0015	3.3863	2.5317	1.9678	0.0000
November 1, 2017	30.5887	28.5400	23.5891	19.6992	16.5969	14.0936	12.0560	8.4046	6.1015	4.6058	3.6064	2.9178	2.4267	1.7880	1.3933	0.0000
November 1, 2018	30.5887	28.0350	22.8555	18.7925	15.5400	12.8914	10.7100	6.7531	4.3170	2.8791	2.0488	1.5622	1.2617	0.9237	0.7335	0.0000
November 1, 2019	30.5887	27.3200	21.8836	17.7750	14.6377	12.2179	10.3340	6.7531	4.3170	2.8791	2.0488	1.5622	1.2617	0.9237	0.7335	0.0000
November 1, 2020	30.5887	26.4310	20.2282	15.6200	12.1992	9.6579	7.7673	4.8583	3.3785	2.5627	2.0488	1.5622	1.2617	0.9237	0.7335	0.0000
November 1, 2021	30.5887	26.4310	18.5564	12.6367	8.3908	5.5307	3.7220	1.6829	1.0230	0.7520	0.6136	0.5265	0.4633	0.3714	0.3053	0.0000
May 1, 2022	30.5887	26.4310	18.5564	11.3583	4.9485	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Conversion Settlement:	Common stock, cash or a combination of cash and common stock.

Events of Default:	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default.

CUSIP/ISIN:	42330PAH0 / US42330PAH01

Sole Book-Running Manager:	Raymond James & Associates, Inc.

Helix Energy Solutions Group, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Helix Energy Solutions Group, Inc. and this offering. Any offer will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Equity Syndicate (telephone: 800-248-8863 or email: Andrea.lanham@RaymondJames.com). Electronic copies of the prospectus and prospectus supplement may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.

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